UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

December 29, 2020

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information – Notice of Call to Shareholders’ Meeting / Noteholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: Compañía de Minas Buenaventura S.A.A.

Call for: General Shareholders’ Meeting

Type of Meeting: Virtual

Date when Meeting was called: 12/29/2020

Body which called the Meeting: Board of Directors

Calls:

-	1st Call – 01/29/2021 – Virtual – 10:00 AM
-	2nd Call – 02/02/2021 – Virtual – 10:00 AM
-	3rd Call – 02/08/2021 – Virtual – 10:00 AM

Description of Material Information: CALL FOR VIRTUAL SHAREHOLDERS’ MEETING – EMERGENCY DECREE NO. 056-2020

Additional Information and documents relating to the agenda for the meeting shall be made available to shareholders as described in the “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial”.

Agenda for the Meeting

-	"Syndicated Guarantee Letter of Payment" Transaction and Granting of Guarantees.

Sworn Statement:

The “Call to Shareholders’ Meeting” and the “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial” satisfy the minimum requirements set forth in Articles 5 and 17 and in the Annex to the Regualtions approved by Resolution SMV No. 050-2020-SMV/02

Yours faithfully,

Daniel Domínguez Vera

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Call for virtual annual shareholders’ meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: December 30, 2020	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer